UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: December 01, 2003

By _____

    Name: Marcos Grodetzky
    Title: Investor Relations Officer

Rio de Janeiro, December 01, 2003

Tele Norte Leste Participações S.A.
(NYSE: TNE; BOVESPA: TNLP3 and TNLP4)

TELEMAR ANNOUNCES PROPOSED OFFERING OF NOTES DUE 2013

Tele Norte Leste Participações S.A. ("Telemar") announced today that it intends to offer notes due 2013 by means of a private placement to qualified institutional buyers under Rule 144A, and in offshore transactions pursuant to Regulation S, under the Securities Act of 1933, as amended (the "Securities Act"). The aggregate principal amount of such notes is anticipated to be US$300,000,000. Telemar will use the net proceeds from the offering for general corporate purposes.

The notes have not been, at the time of the offering, and will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there by any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

- - x - -

Contact Information:
Telemar IR Department

Roberto Terziani 5521 3131-1208 (terziani@telemar.com.br)
Carlos Lacerda 5521 3131-1314 (carlosl@telemar.com.br)

Tarso Rebello Dias (tarso@telemar.com.br)
Tel: (55 21) 3131-1276
Fax: (55 21) 3131-1383